The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 2, 2018

Citigroup Global Markets Holdings Inc.	May----, 2018 Medium-Term Senior Notes, Series N Pricing Supplement No. 2018–USNCH1139 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-216372 and 333-216372-01

Fixed to Floating Rate Notes Due May----, 2025

Leveraged Callable CMS Curve Linked Notes

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. As further described below, the notes will bear interest (i) in years 1 and 2: at a rate of 5.00% per annum and (ii) in years 3 to maturity: subject to our call right, at a floating rate based on the CMS reference index multiplied by the leverage factor of 21, subject to the maximum interest rate specified below and the minimum interest rate of 0.00% per annum. The CMS reference index is the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”) and will be reset quarterly. The notes offer an above-market fixed interest rate in the first two years. Thereafter, however, interest payments on the notes will vary based on fluctuations in the CMS reference index and may be as low as 0%.
▪	We may call the notes for redemption on any interest payment date beginning two years after issuance.
▪	Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
KEY TERMS
Issuer:		Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:		All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Aggregate stated principal amount:		$
Stated principal amount:		$1,000 per note
Pricing date:		May , 2018 (expected to be May 18, 2018)
Issue date:		May , 2018 (three business days after the pricing date). See “Supplemental Plan of Distribution” in this pricing supplement for additional information.
Maturity date:		Unless earlier called by us, May , 2025 (expected to be May 23, 2025)
Payment at maturity:		At maturity, unless we have earlier called the notes, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Interest:

▪    During each interest period from and including the issue date to but excluding May----, 2020 (expected to be May 23, 2020) the notes will bear interest at a fixed rate of 5.00% per annum

▪    During each interest period from and including May----, 2020 (expected to be May 23, 2020) to the maturity date, unless earlier redeemed by us, the notes will bear interest at a floating rate equal to the leverage factor of 21 times the CMS reference index, as determined on the CMS reference determination date for that interest period, subject to a maximum interest rate of 10.00% per annum and a minimum interest rate of 0.00% per annum

After the first two years of the term of the notes, interest payments will vary based on fluctuations in the CMS reference index. After the first two years, the notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term.

CMS reference index:		On any CMS reference determination date, CMS30 minus CMS2, each as determined on that CMS reference determination date
CMS reference determination date:		For any interest period commencing on or after May----, 2020 (expected to be May 23, 2020), the second U.S. government securities business day prior to the first day of that interest period
Interest period:		Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:		The----day of each February, May, August and November (expected to be the 23rd day of each February, May, August and November), beginning on August----, 2018 (expected to be August 23rd, 2018) and ending on the maturity date or, if applicable, the date when the notes are redeemed
Day count convention:		During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment, if any, will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 4
Call right:		We may call the notes, in whole and not in part, for redemption on any interest payment date beginning on May----, 2020 (expected to be May 23rd, 2020), upon not less than five business days’ notice. Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Listing:		The notes will not be listed on any securities exchange
CUSIP / ISIN:		17324CUS3 / US17324CUS33
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per note:	$1,000.00	$15.00(2)	$980.00
$5.00(3)
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $960.00 and $980.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $20.00 for each $1,000.00 note sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management and their financial advisors, will collectively receive from CGMI a fixed selling concession of $15.00 for each $1,000.00 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $5.00 for each note sold by Morgan Stanley Wealth Management.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the accompanying product supplement, prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Product Supplement No. IE-07-04 dated April 7, 2017    Prospectus Supplement and Prospectus each dated April 7, 2017

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, for complete information about the manner in which interest payments on the notes will be calculated and paid, you should read the section “Description of the Notes” in the accompanying product supplement together with the information in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your decision whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

No Survivor’s Option. For the avoidance of doubt, the notes offered hereby are not survivor’s option notes and the provisions related to survivor’s option notes in the accompanying product supplement are not applicable.

Business Day Convention. Notwithstanding what is otherwise provided in the accompanying product supplement, if an interest payment date falls on a day that is not a business day (as defined in the accompanying product supplement), the interest payment to be made on that interest payment date will be made on the next succeeding business day. Such payment will have the same force and effect as if made on that interest payment date, and no interest will accrue as a result of delayed payment.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest payments after the first two years of the term of the notes based on various hypothetical CMS reference index values. The figures below have been rounded for ease of analysis. The table and the following examples of hypothetical interest payment calculations are based on the following terms:

▪	Stated principal amount: $1,000

▪	Maximum interest rate: 10.00% per annum

▪	Leverage factor: 21

As illustrated below, if CMS30 is less than or equal to CMS2 on the applicable CMS reference determination date, the floating interest rate will be the minimum interest rate of 0.00% per annum and no interest will accrue on the notes for the related interest period. If, on the other hand, the CMS reference index is greater than approximately 0.476% (taking into account that the CMS reference index will be multiplied by the leverage factor of 21 on the applicable CMS reference determination date), the floating rate of interest for the related interest period will be limited to the maximum interest rate of 10.00% per annum and you will not receive any interest in excess of that maximum per annum rate.

The examples are for purposes of illustration only and would provide different results if different assumptions were made. The actual interest payments after the first two years of the term of the notes will depend on the actual value of the CMS reference index on each CMS reference determination date. The applicable interest rate for each quarterly interest period will be determined on a per annum basis but will apply only to that interest period.

Hypothetical CMS Reference Index(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment per Note(3)
-0.200%	0.00%	$0.00
0.000%	0.00%	$0.00
0.200%	4.20%	$10.50
0.400%	8.40%	$21.00
0.476%	10.00%	$25.00
0.600%	10.00%	$25.00
0.800%	10.00%	$25.00
1.000%	10.00%	$25.00
1.000%	10.00%	$25.00
1.200%	10.00%	$25.00
1.400%	10.00%	$25.00
1.600%	10.00%	$25.00
1.800%	10.00%	$25.00
2.000%	10.00%	$25.00
2.200%	10.00%	$25.00
2.400%	10.00%	$25.00

_______________________________

(1) Hypothetical CMS reference index = (CMS30 – CMS2), where CMS30 and CMS2 are determined on the second U.S. government securities business day prior to the beginning of the applicable quarterly interest period.

(2) Hypothetical interest rate per annum for the quarterly interest period = 21 × CMS reference index, subject to the maximum interest rate and the minimum interest rate.

(3) Hypothetical quarterly interest payment per note = (i) the hypothetical interest rate per annum multiplied by (ii) $1,000, divided by 4.

May 2018	PS-2

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities that are guaranteed by Citigroup Inc., including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with fluctuations in the CMS reference index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page IE-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	After the first two years, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The floating interest payments on the notes will vary based on fluctuations in the CMS reference index. If the CMS reference index narrows, interest payments on the notes will be reduced, and if the CMS reference index is 0% for any interest period, the notes will pay no interest at all for that interest period. The CMS reference index is influenced by many complex economic factors and is impossible to predict. After the first two years, it is possible that the notes will pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term of the notes. Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no interest payments after the first two years of the term of the notes.

▪	The notes may pay below-market or no interest if short-term interest rates rise. Although there is no single factor that determines the spread between two constant maturity swap rates, such as the spread between CMS30 and CMS2, the spread has historically tended to fall when short-term interest rates rise. Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS reference index. In that event, the floating rate payable on the notes may decline significantly, possibly to 0%. It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the CMS reference index may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. See “About Constant Maturity Swap Rates” in the accompanying product supplement.

▪	The floating interest rate on the notes may be lower than other market interest rates. The floating interest rate on the notes will not necessarily move in line with general U.S. market interest rates or even CMS rates and, in fact, may move inversely with general U.S. market interest rates, as described in the preceding risk factor. For example, if there is a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the CMS reference index will decrease, as will the floating rate payable on the notes. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪	The interest rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.

▪	The notes may be called for redemption at our option beginning two years after issuance, which will limit your potential to benefit from any favorable CMS reference index performance. If we call the notes, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to call the notes at a time when the CMS reference index is performing favorably from your perspective and we expect it to continue to do so. Accordingly, our call right may limit your potential to receive above-market interest payments. Conversely, when the CMS reference index is performing unfavorably from your perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time. If we call the notes, you may have to reinvest the proceeds in a lower interest rate environment.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are redeemed. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are redeemed, you may receive less than your initial investment.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently

May 2018	PS-3

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	The difference between CMS30 and CMS2 may not be as great as the difference between CMS30 and a CMS rate with a shorter maturity. The floating interest payments on the notes may be less than they would be if the notes were linked to the spread between CMS30 and a CMS rate with a shorter maturity than 2 years.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions and structuring fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS reference index and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity. Our internal funding rate is not an interest rate that we will pay to investors in the notes.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CMS reference index and a number of other factors, including expectations of future levels of CMS30 and CMS2, the level of general market interest rates, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The

May 2018	PS-4

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the CMS reference index. You should not take our offering of the notes as an expression of our views about how the CMS reference index will perform in the future or as a recommendation to invest in any instrument linked to the CMS reference index, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

▪	The manner in which CMS rates are calculated may change in the future. The method by which CMS30 and CMS2 are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS30 and CMS2 or otherwise. We cannot predict whether the method by which CMS30 or CMS2 is calculated will change or what the impact of any such change might be. Any such change could affect the level of the CMS reference index in a way that has a significant adverse effect on the notes.

▪	Hedging and other trading activities by our affiliates may affect the determinations of CMS30 and CMS2. CMS rates are determined based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturities sourced from electronic trading venues. Our affiliates may engage in trading activities on these electronic trading venues, in order to hedge our obligations under the notes, as part of their general business activities or otherwise. These trading activities could affect the levels of CMS30 and CMS2 in a way that has a negative effect on the interest rate payable under the notes. They could also result in substantial returns for our affiliates while the value of the notes declines. In engaging in these trading activities, our affiliates will have no obligation to consider your interests as an investor in the notes.

▪	Uncertainty about the future of LIBOR may affect CMS30 and CMS2 in a way that adversely affects the return on and the value of the notes. A CMS rate is a market rate for the fixed leg of a fixed-for-floating interest rate swap, where the floating leg is based on 3-month U.S. dollar LIBOR. As a result, CMS30 and CMS2 are significantly influenced by 3-month U.S. dollar LIBOR and expectations about future levels of 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the LIBOR administrator. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the values of CMS30 and CMS2. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, including for purposes of the interest rate swaps underlying CMS30 and CMS2, and it is impossible to predict the effect of any such alternatives on the value of securities, such as the securities, that are linked to CMS rates. Any changes to 3-month U.S. dollar LIBOR or the calculation of CMS30 and CMS2, and any uncertainty at what these changes may be, may affect CMS30 and CMS2 in a way that adversely affects your return on and value of the notes.

▪	The calculation agent, which is our affiliate, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect one or more payments owed to you under the notes. Such judgments could include, among other things, determining the level of CMS30 or CMS2 if it is not otherwise available on a CMS reference determination date and selecting a successor rate if either CMS30 or CMS2 is discontinued. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any floating interest payment owed to you under the notes.

Information About the CMS Reference Index

The notes are CMS spread notes, which means that they pay interest (after the first two years) based on the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—CMS30 and CMS2. A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity, as more fully described in the section “About Constant Maturity Swap Rates” in the accompanying product supplement. The relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis. See “About Constant Maturity Swap Rates” in the accompanying product supplement for examples of CMS rate curves. Interest payments on the notes will depend on changes in the steepness of this CMS rate curve. If the CMS rate curve steepens, such that the difference between CMS30 and CMS2 becomes greater, the floating interest payments on the notes will generally increase, subject to the maximum interest rate on the notes. Conversely, if the CMS rate curve flattens or becomes inverted, such that the difference between CMS30 and CMS2 becomes smaller or negative, the floating interest payments on the notes will generally decrease, possibly to zero.

Many complex economic factors may influence CMS rates and the spread between CMS rates of different maturities. Accordingly, it is not possible to predict the future performance of any CMS rate or the spread between CMS rates of different maturities. You should not

May 2018	PS-5

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

purchase the notes unless you understand and are willing to accept the significant risks associated with exposure to future changes in the CMS reference index.

For information about how CMS30 and CMS2 will be determined on each CMS reference determination date, see “Description of the Notes—Terms Related to a Specified CMS Rate—Determining a Specified CMS Rate” in the accompanying product supplement. CMS30 and CMS2 are calculated by ICE Benchmark Administration Limited based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturity that are sourced from electronic trading venues.

Historical Information

The graph below shows the daily values of the CMS reference index for each day such value was available from January 2, 2008 through May 1, 2018 using historical data obtained from Bloomberg. The historical values of the CMS reference index should not be taken as an indication of the future values of the CMS reference index during the term of the notes.

The CMS reference index at 11:00 a.m. (New York time) on May 1, 2018 was 0.267%.

Historical CMS Reference Index Rate (%) January 2, 2008 to May 1, 2018

May 2018	PS-6

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected. This discussion herein does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the comparable yield for a note is a rate of     %, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments (subject to the applicable business day convention):

August 23, 2018	$	February 23, 2021	$	August 23, 2023	$
November 23, 2018	$	May 23, 2021	$	November 23, 2023	$
February 23, 2019	$	August 23, 2021	$	February 23, 2024	$
May 23, 2019	$	November 23, 2021	$	May 23, 2024	$
August 23, 2019	$	February 23, 2022	$	August 23, 2024	$
November 23, 2019	$	May 23, 2022	$	November 23, 2024	$
February 23, 2020	$	August 23, 2022	$	February 23, 2025	$
May 23, 2020	$	November 23, 2022	$	May 23, 2025	$
August 23, 2020	$	February 23, 2023	$
November 23, 2020	$	May 23, 2023	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

May 2018	PS-7

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $20.00 for each $1,000.00 note sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI, including Morgan Stanley Wealth Management and their financial advisors collectively, a fixed selling concession of $15.00 for each $1,000.00 note they sell. In addition, Morgan Stanley Wealth Management will receive a structuring fee of $5.00 for each note they sell. For the avoidance of doubt, the fees and selling concessions described in this pricing supplement will not be rebated if the notes are redeemed prior to maturity.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle two business days after the date on which the parties agree to the sale. Because the issue date for the securities is more than two business days after the pricing date, investors who wish to sell the securities at any time prior to the second business day preceding the issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the levels of CMS30 and CMS2 and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

May 2018	PS-8

Citigroup Global Markets Holdings Inc.
Fixed to Floating Rate Notes Due May----, 2025 Leveraged Callable CMS Curve Linked Notes

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Contact

Clients of Morgan Stanley Wealth Management may contact their local Morgan Stanley branch office or the Morgan Stanley principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 762-9666). All other clients may contact their local brokerage representative.

© 2018 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

May 2018	PS-9